UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 16, 2018

Commission File Number 001-35154

CHINA ZENIX AUTO INTERNATIONAL
LIMITED
(Translation of registrant’s name into English)

No. 1608, North Circle Road State Highway
Zhangzhou, Fujian Province 363000
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
 82-______ .

CHINA ZENIX AUTO INTERNATIONAL LIMITED

Form 6-K

TABLE OF CONTENTS

Page

Explanatory Note	Page 2

Signatures	Page 3

Press Release Regarding Financial Results for the second quarter ended June 30, 2018	Exhibit 99.1

EXPLANATORY NOTE

Please note that our financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and all references in the attached press release to generally accepted accounting principles, U.S. GAAP or non-GAAP should instead be references to IFRS.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Zenix Auto International Limited

By:	/s/ Martin Cheung
Name:	Martin Cheung
Title:	Chief Financial Officer

Date: August 16, 2018

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